Exhibit 12
TD Ameritrade Holding Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
(Unaudited)

	Fiscal Year Ended September 30,
	2011	2010	2009	2008	2007
Determination of earnings:
Pre-tax income	$1,016,471	$912,085	$1,059,405	$1,263,502	$1,034,703
Fixed charges	54,183	67,148	68,772	338,693	585,740
Less: Capitalized interest	(789)	(97)	—	—	—

Earnings (A)	$1,069,865	$979,136	$1,128,177	$1,602,195	$1,620,443

Fixed charges:
Interest on borrowings (1)	$32,017	$44,858	$40,070	$78,447	$118,173
Capitalized interest	789	97	—	—	—
Brokerage interest expense	4,826	6,065	15,165	249,616	455,467
Interest portion of rent expense	16,551	16,128	13,537	10,630	12,100

Total fixed charges (B)	$54,183	$67,148	$68,772	$338,693	$585,740

Ratio of earnings to fixed charges (A) ÷ (B)	19.7	14.6	16.4	4.7	2.8

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	21.6	15.9	20.8	15.2	8.9

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.